Exhibit 1.01

NGL Energy Partners LP

Conflict Minerals Report

NGL Energy Partners LP (the “Partnership”) is filing this report for the calendar year ended December 31, 2014 in compliance with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) issued rules creating reporting requirements for certain companies with respect to their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured or contracted for manufacture by those companies.  Under the Dodd-Frank Act, conflict minerals include tin, tungsten, tantalum and gold (together, such minerals are referred to as “3TG”).  The conflict minerals rules focus on 3TG originating from the Democratic Republic of Congo and adjoining countries (collectively, “DRC Covered Countries”).

1.                                      Partnership Overview

The Partnership is a Delaware limited partnership that owns and operates a vertically integrated energy business.  The Partnership’s operations include:

•                  A crude oil logistics segment, the assets of which include owned and leased crude oil storage terminals, pipeline injection stations, a fleet of trucks, a fleet of leased and owned railcars, a fleet of barges and towboats, and a 50% interest in a crude oil pipeline.  The crude oil logistics segment purchases crude oil from producers and transports it for resale at owned and leased pipeline injection points, storage terminals, barge loading facilities, rail facilities, refineries, and other trade hubs.

•                  A water solutions segment, the assets of which include water treatment and disposal facilities.  The water solutions segment generates revenues from the treatment and disposal of wastewater generated from crude oil and natural gas production, from the sale of recycled water and recovered hydrocarbons, and from the disposal of solids such as tank bottoms and drilling fluids.

•                  A liquids segment, which supplies natural gas liquids to retailers, wholesalers, refiners, and petrochemical plants throughout the United States and in Canada, and which provides natural gas liquids terminaling services throughout the United States and railcar transportation services through its fleet of leased railcars.  The liquids segment purchases propane, butane, and other products from refiners, processing plants, producers, and other parties, and sells the product to retailers, refiners, petrochemical plants, and other participants in the wholesale markets.

•                  A retail propane segment, which sells propane, distillates, and equipment and supplies to end users consisting of residential, agricultural, commercial, and industrial customers and to certain resellers in 25 states and the District of Columbia.

•                  A refined products and renewables segment, which conducts gasoline, diesel, ethanol and biodiesel marketing operations.  The Partnership also owns the 2.0% general partner interest and a 19.6% limited partner interest in TransMontaigne Partners L.P. (“TLP”), which conducts refined products terminaling operations.  TLP also owns a 42.5% interest in Battleground Oil Specialty Terminal Company LLC and a 50% interest in Frontera Brownsville LLC, which are entities that own refined products storage facilities.

The Partnership’s business is more fully described in its Annual Report on Form 10-K for the fiscal year ended March 31, 2014, which was filed with the SEC on May 30, 2014, and its subsequent Quarterly Reports on Form 10-Q.  The information contained in the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

2.                                      Products Overview

The Partnership primarily provides the services and products described above through each of its businesses.  As a non-core part of its retail propane segment, the Partnership manufactures propane delivery trucks and emergency service vehicles (collectively, the “Subject Products”).  The Partnership, however, does not manufacture or contract to manufacture products other than the Subject Products in the course of its business.  Accordingly, this Conflict Minerals Report relates solely to the Subject Products.  Sales of the Subject Products constituted less than 0.02% of the Partnership’s consolidated total revenues of $17.6 billion during the twelve months ended December 31, 2014.  The Partnership conducted an analysis of the Subject Products manufactured during calendar year 2014 and determined that they likely contained one or more of the 3TG that are necessary to the functionality or production of the Subject Products.  Accordingly, the Partnership has concluded that it is subject to the reporting obligations of conflict minerals rules with respect to the Subject Products.

3.                                      Supply Chain Overview

The supply chain for the Subject Products includes various manufacturers and distributors of component parts.  Component parts are manufactured by the Partnership’s direct suppliers or by their sub-suppliers.  Accordingly, the supply chain for the Subject Products includes multiple tiers.

4.                                      Reasonable Country of Origin Inquiry (“RCOI”)

The Partnership has conducted an RCOI in order to try to determine the origin of the 3TG contained in the Subject Products, if any.  The Partnership has relied on its direct suppliers to provide information and representations to it with respect to the origin of the 3TG contained in the components of the Subject Products.  The Partnership has taken the following steps as part of its RCOI:

•                                          sent letters or emails to its direct component suppliers of the Subject Products, describing the conflict minerals rules and requesting information and cooperation;

•                                          solicited survey responses from direct suppliers of components of the Subject Products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”);

•                                          reviewed responses that it received from such suppliers and followed up on inconsistent, incomplete or inaccurate responses; and

•                                          sent additional requests to suppliers who have not yet responded to the Partnership’s requests for information.

The Partnership’s RCOI included the distribution of the Template to suppliers, as described above.  The Template was developed by the EICC and GeSI to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding an entity’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters such company and its suppliers use.  In addition, the Template contains questions about the origin of the 3TG included in such entity’s products, as well as its supplier due diligence process.  The Partnership believes this Template has been and continues to be adopted by many entities in their due diligence processes related to compliance with the conflict minerals rules.

As part of the Partnership’s RCOI, it surveyed its known component suppliers of the Subject Products, and sent a letter or email and the Template to each of its 29 direct component suppliers. In certain cases, a distributor from which the Partnership purchases Subject Products obtained responses from its suppliers and forwarded the responses to the Partnership. For purposes of this report, no distinction is made between suppliers that responded directly to the Partnership and suppliers that responded indirectly through a distributor.  The Partnership has received responses from 23 of those suppliers. Of the responsive suppliers, 11 have indicated that their components contain one or more of the 3TG. One of these suppliers responded that the 3TG originated in the DRC Covered Countries, two of these suppliers responded that the 3TG did not originate in the DRC Covered Countries, and the other eight suppliers responded that they did not yet know whether the 3TG originated in the DRC Covered Countries. The one supplier which responded that the 3TG in their components originated in the DRC Covered

Countries has not yet determined if these components are “DRC conflict-free”.  Also, of the eight suppliers that have not yet determined the origin of the 3TG, three responded that they have policies to require their direct suppliers to be “DRC conflict-free”.

The Partnership expects the RCOI process to continue during calendar year 2015 and that it will take time for many of its suppliers to verify the origin of all of the 3TG contained in the components that they manufacture or contract for manufacture.  Furthermore, there are no assurances that the Partnership’s suppliers ultimately will be able to determine whether such 3TG originate in the DRC Covered Countries.

Although the Partnership has conducted a good faith RCOI and due diligence process, the Partnership currently does not have sufficient information from the eight suppliers that have not yet determined the origin of the 3TG to determine the country of origin of the 3TG used in the Subject Products or to identify the facilities used to process such 3TG.  Therefore, the Partnership cannot exclude the possibility that some of the 3TG contained in the components of the Subject Products of these eight suppliers may have originated in the DRC Covered Countries and are not from recycled or scrap sources.

5.                                      Due Diligence Program

The Partnership continues to develop its due diligence processes with respect to the Subject Products and has undertaken due diligence efforts based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”).  The Partnership expects to design its due diligence process to conform in all material respects with the OECD Guidelines.

The Partnership’s conflict minerals due diligence process to date includes: the RCOI described above, establishment of a cross-functional team to conduct and review the due diligence process, documentation of the due diligence process to ensure annual compliance, communication and engagement with suppliers, and review and evaluation of responses from suppliers, the results of which are reported to senior management, including its Chief Executive Officer.

6.                                      Identify and Assess Risk in the Supply Chain

As part of the Partnership’s RCOI, it surveyed its known component suppliers of the Subject Products, and sent a letter or email and the Template to each of its 29 direct component suppliers.  In certain cases, a distributor from which the Partnership purchases Subject Products obtained responses from its suppliers and forwarded the responses to the Partnership. For purposes of this report, no distinction is made between suppliers that responded directly to the Partnership and suppliers that responded indirectly through a distributor.  The Partnership has received responses from 23 of those suppliers. Of the responsive suppliers, 11 have indicated that their components contain one or more of the 3TG. One of these suppliers responded that the 3TG originated in the DRC Covered Countries, two of these suppliers responded that the 3TG did not originate in the DRC Covered Countries, and the other eight suppliers responded that they did not yet know whether the 3TG originated in the DRC Covered Countries. The one supplier which responded that the 3TG in their components originated in the DRC Covered Countries has not yet determined if these components are “DRC conflict-free”.  Also, of the eight suppliers that have not yet determined the origin of the 3TG, three responded that they have policies to require their direct suppliers to be “DRC conflict-free”. Based on this information, the risk that the Partnership would have 3TG in the Subject Products that are not “DRC conflict-free” appears to be limited, as the one supplier known to have 3TG originating in the DRC Covered Countries in its components has adopted a conflict minerals policy stating that if any of their components are not “DRC conflict-free”, they will work with their suppliers to take reasonable steps to verify that their components are “DRC conflict-free”.

The Partnership expects the RCOI process and supply chain due diligence to continue during calendar year 2015 and that it will take time for many of its suppliers to verify the origin of all of the 3TG contained in the components that they manufacture or contract for manufacture.  Furthermore, there are no assurances that the Partnership’s suppliers ultimately will be able to determine whether such 3TG originate in the DRC Covered Countries.  In addition, the Partnership plans to continue to develop its due diligence processes to identify risks as further described herein.

As noted above, the one supplier which responded that the 3TG in their components originated in the DRC Covered Countries has not yet determined if these components are “DRC conflict-free”. Also, only eight of the

Partnership’s suppliers responded that their products contain 3TG of an undetermined origin, of which three of these responded that they have policies to require their direct suppliers to be “DRC conflict-free”. Based on this information, the risk that the Partnership would have 3TG in the Subject Products that are not “DRC conflict-free” appears to be limited, as the one supplier known to have 3TG originating in the DRC Covered Countries in its components has adopted a conflict minerals policy stating that if any of their components are not “DRC conflict-free”, they will work with their suppliers to take reasonable steps to verify that their components are “DRC conflict-free”. The Partnership will continue to monitor responses received in future diligence programs. The Partnership is hopeful that the diligence programs being performed by entities further up the supply chain, and those entities’ actions in response to findings from the diligence process, will substantially eliminate the risk that the Partnership would acquire products containing 3TG from DRC Covered Countries.

7.                                      Audit of Supply Chain Due Diligence

As permitted by the conflict minerals rules, the Partnership has not conducted an audit of its supply chain due diligence.  The Partnership does not have a direct relationship with 3TG smelters and refiners, nor does the Partnership perform direct audits of the other entities in its supply chain.  However, the Partnership expects to rely on various cross-industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

8.                                      Improvements to 2014 Conflict Minerals Reporting

The Partnership made the following improvements to its 2014 conflict minerals reporting to improve its due diligence process and to gather additional information which will assist the Partnership in determining whether the 3TG that are contained in the Subject Products originate in the DRC Covered Countries and mitigate risks that any such 3TG benefit armed groups in the DRC Covered Countries:

•                                          developed internal reporting processes by documenting the due diligence process and the steps taken to ensure annual compliance; and

•                                          increased the response rate from suppliers by distributing the Template earlier in the process.

The responses the Partnership received from its suppliers during the 2014 due diligence process were more robust than the responses received during the 2013 due diligence process. As a result, the Partnership has been able to better assess the risk that 3TG that are not “DRC conflict-free” may be in the Subject Products, and based on currently available information, such risk appears to be limited, as the one supplier known to have 3TG originating in the DRC Covered Countries in its components has adopted a conflict minerals policy stating that if any of their components are not “DRC conflict-free”, they will work with their suppliers to take reasonable steps to verify that their components are “DRC conflict-free”.

9.                                      Continuous Improvement Efforts to Mitigate Risk

The Partnership intends to undertake the following steps to improve its due diligence process and to gather additional information which will assist the Partnership in determining whether the 3TG that are contained in the Subject Products originate in the DRC Covered Countries and mitigate risks that any such 3TG benefit armed groups in the DRC Covered Countries:

•                                          continue to review and strengthen internal reporting processes;

•                                          continue to conduct and report annually on supply chain due diligence for the applicable 3TG contained in the Subject Products;

•                                          seek to increase the response rate from suppliers; and

•                                          evaluate processes to validate supplier responses using information collected through independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about the Partnership’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may”, “could”, “expect”, “intend”, “plan”, “seek”, “estimate”, “believe”, “predict”, “potential” or “continue”. These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and the Partnership does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the risk factors set forth in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q.